SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

New Asia Holdings, Inc.

Common Stock, Par Value $0.001
(Title of Class of Securities)

(CUSIP Number)
64202A109

Jose A. Capote
Secretary and Vice President
100 Spectrum Center Drive
Suite 900
Irvine, CA 92618
(949) 936-2612
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

(Date of Event which Requires Filing of This Statement)
August 28, 2015

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64202A109	Schedule 13D

1	NAME OF REPORTING PERSONS
Anthony Ng Zi Qin
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Singapore

	7	SOLE VOTING POWER
NUMBER OF		7,422,000
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,422,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.6%

14	TYPE OF REPORTING PERSON*
IN

CUSIP No. 64202A109	Schedule 13D

Item 1. Security and Issuer.

New Asia Holdings, Inc.

3 Ubi Avenue 3 #07-58 Vertex Building Tower A Singapore 408868

Common Stock

Item 2. Identity and Background.

(a)	Anthony Ng Zi Qin

(b)	102 Gerald Drive #04-75 Seletar Springs Singapore, 798593

(c)	.

(d)	No

(e)	No

(f)	Singapore

Item 3. Source and Amount of Funds or Other Consideration.

PF

Item 4. Purpose of Transaction.

(a)	None

(b)	None

(c)
Issuer acquired 100% ownership of Magdallen Quant Pte Ltd - a Singapore company formerly owned by Reporting Person. Purchase was completed by a "share-swap" of 7,422,000 shares of Issuer's Common Stock. Please refer to 8K filing, dated September 1st, 2015 relating to this transaction.

(d)	None
(e)	None
(f)	None
(g)	None
(h)	None
(i)	None
(j)	None

CUSIP No. 64202A109	Schedule 13D

Item 5. Interest in Securities of the Issuer.

(a) 7,422,000 shares, or approximately 10.6%

(b) Sole voting power to 7,422,000 shares.

(c) On August 28th, 2015, Anthony Ng Zi Qin acquired 7,422,000 shares of New Asia Holdings Inc Common Stock in a transaction involving the sale of 100% ownership of Magdallen Quant Ltd, a Singapore Company that is now a subsidiary of NAHD.

(d) Anthony Ng Zi Qin is the sole beneficial owner of the 7,422,000 shares of NAHD Common Stock.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

Item 7. Material to be Filed as Exhibits.

None.

 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10th, 2015	/s/ Lin Kok Peng
Name:	Lin Kok Peng
Title:	Chairman and CEO

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).